May 11, 2016

Natasha Lamb
Arjuna Capital/Baldwin Brothers Inc.
204 Spring Street
Marion, MA  02738
978-578-4123, natasha@arjuna-capital.com

Dear Chevron Shareholders,

We are writing to urge you to VOTE “FOR” PROPOSAL 9 on the proxy card, which asks the Company to prioritize profitability and value over growth in light of the potential for significant stranded carbon assets that place investor capital at risk.   The proposal makes the following request:

RESOLVED: Shareholders hereby approve, on an advisory basis, Arjuna Capital/Baldwin Brother’s proposal that Chevron commit to increasing the total amount authorized for capital distributions (summing dividends and share buybacks) to shareholders as a prudent use of investor capital in light of the climate change related risks of stranded carbon assets.

Implementing the Proposal would represent a prudent path forward in the face of potentially unburnable carbon assets, which represent approximately two-thirds (67%) of proven global reserves according to the International Energy Agency (IEA).  These reserves cannot be burned when the Paris Climate Agreement, established by 196 countries to prevent a less than 2-degree Celsius rise in global temperature, goes into effect. We believe Chevron (“the Company”) would benefit from a disciplined capital allocation approach, and in so doing return excess profits to shareholders.

We believe shareholders should vote “FOR” the proposal for the following reasons:

1)	Growing high cost fossil fuel reserves in the face of global climate change, disruptive technology development, and the Paris Climate Agreement is no longer a prudent path forward for Chevron and its investors. The Carbon Tracker Initiative estimates the oil major’s combined upstream assets would be worth $140 billion more if they choose to undertake projects consistent with a 2-degree demand level.

2)	A disciplined path would prioritize value over growth, by investing in the most profitable carbon assets and returning a greater percentage of profits to shareholders. To the opposite end, total capital distributions fell -37% in 2015.

3)	Historic levels of capital spend on “growth” assets has eroded profitability and Chevron’s risk profile. ROE and ROIC are at historic lows and profitability has fallen -107% over the last decade.

Growing high cost fossil fuel reserves in the face of global climate change, disruptive technology development, and the Paris Climate Agreement is no longer a prudent path forward for Chevron and its investors.

Chevron faces two physical constraints that make growth planning untenable.  First, growth assets such as oil sands, ultra-deep water, and Arctic properties are significantly more expensive to develop and have sent Chevron’s profitably on a southerly course.  Second, there is only so much carbon we can pump into the atmosphere without catastrophic climate disruption.  Citibank estimates unburnable fossil fuel reserves could amount to over $100 trillion in stranded assets out to 2050 if the global community meets its Paris commitments. The Carbon Tracker Initiative (CTI) estimates $2 trillion of industry capex and 44.8% of Chevron’s capex is “unneeded” if we are to achieve a 2-degree pathway.1  This month, the Economist reported in an article entitled “Not-so-Big Oil,” that “the supermajors are being forced to rethink their business model.”2 CTI estimates that at today’s oil prices, the oil major’s combined upstream assets would be worth $140 billion more if they choose to undertake projects on the low end of the cost curve that are consistent with a 2-degree demand level.  Even if oil rises to just below $120/bbl, investments in 2-degree compliant projects would render upstream assets worth more than under a business as usual approach.3
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1 http://www.carbontracker.org/report/stranded-assets-danger-zone/
2 http://www.economist.com/news/business/21698305-supermajors-are-being-forced-rethink-their-business-model-not-so-big-oil?fsrc=rss
3 http://www.carbontracker.org/report/fossil-fuels-stress-test-paris-agreement-managed-decline/

A disciplined path would prioritize value over growth, by investing in the most profitable carbon assets and returning a greater percentage of profits to shareholders.

Chevron continues to prioritize high cost high carbon growth projects to the detriment of capital distributions.  Total capital distributions fell approximately -37% in 2015. Chatham House, the London-based Royal Institute of Foreign Affairs and 2nd most influential global think-tank, released a report this month advocating prioritizing capital distributions over reserve growth, stating, “A major new strategy for the IOCs could be to shrink their capital base to match specific demand; shareholders will then benefit from the value released from their shares." Chatham House concludes:

In this new world, the only realistic option for the IOCs lies in restructuring and realizing many of their current assets to provide cash for their shareholders. Inevitably, this means that they must shrink into the remaining areas of operation, functionally and geographically, where they can earn an acceptable return. This requires a major change in the corporate culture of the IOCs. It remains to be seen whether their senior management can manage such a fundamental shift. If they can, then the IOCs will be able to slip into a gentle decline but ultimately survive, albeit on a much smaller scale. If they do not change their business model, what remains of their existence will be nasty, brutish and short.4

Historic levels of capital spend on “growth” assets has eroded profitability and Chevron’s risk profile.

A decade of cost escalation combined with last year’s oil price decline has eroded the sector’s and Chevron’s ROE and ROIC to a quarter-century low. Over the last 10 years, Chevron’s capital expenditures have nearly quadrupled, growing 295% (2005-2015).  This precipitous rise in spend on high cost projects has contributed to a -107% drop (2006-2015) in Chevron’s operating profit margins. But more telling is the -27% drop in margins (2006-2014) even before last year’s oil price decline. Consistent with that, ROIC for the majors was cut in half before the oil price decline, as noted in the Financial Times:

The average return on capital of the largest European and US oil companies dropped from 21 per cent in 2000 to 11 per cent in 2013, even though the average price of benchmark Brent crude rose from $29 to $109 in the same period... Even when crude was at those higher levels the financial performance of the large international oil companies was unimpressive.5

ROIC, which measures how efficient a company is at earning cash flow from investment projects, now sits at a historic low, reflecting a lack of discipline in capital allocation decisions.  This month the Wall Street Journal reported the increasing investor focus on ROIC as a means to measure capital efficiency:
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4 https://www.chathamhouse.org/publication/international-oil-companies-death-old-business-model#sthash.VrQVWX2x.dpuf
5 http://www.ft.com/intl/cms/s/2/1e4570d0-ea5d-11e4-96ec- 00144feab7de.html#axzz41hKoBgz3

Activists said they aren’t inherently opposed to investment projects, but that companies have to justify spending. If a plant or a new line of business falls short on expected returns, companies should find a different project or give the cash back to shareholders. 6

The Company’s Opposition Statement

The Company asserts that this proposal is “based on a flawed, if not dangerous, premise: that stockholders would be best served if Chevron stopped investing in its business.”  First, this proposal is not asking the Company to stop investing in its business, but to prioritize profitability and value over growth through increased capital distributions to investors.  Second, the rationale laid out above, from both top financial institutions and global think-tanks, indicates a growth plan is a more dangerous path forward that places investor capital at greater risk. Chevron’s optimistic assessment that it is insulated from carbon asset risk and “well positioned to compete in any supply-and-demand scenario” despite growing signals from the policy environment implying ever increasing restrictions on carbon and fossil fuels, is tenuous.  As evidenced by the Company’s negative operating margin in 2015, Chevron’s profitability is particularly vulnerable to a low oil price/demand environment. In fact, JP Morgan notes that Chevron has above average exposure to drops in crude prices.

Further, Chevron’s near exclusive focus on dividends in the opposition statement (and the Company-edited title of the proposal from “capital distributions” to “dividends”) is misleading as dividends represents only a portion of total capital distributions. As stated above, total capital distributions fell -37% over the last year. So while Chevron relies on a record of growing its dividend over the last 28 years to tell the story of delivering value to shareholders, shareholders are interested in the next 28 years, not the last 28.

Conclusion

For all the reasons provided above, we strongly urge you to support the Proposal.   Prioritizing value over growth in the face of unburnable carbon assets may have a direct impact on the profitability of Chevron and we believe it is in the best interest of shareholders.

Please contact Natasha Lamb at 978-578-4123 or natasha@arjuna-capital.com for additional information.

Sincerely,

Natasha Lamb, Director of Equity Research & Shareholder Engagement
Arjuna Capital/Baldwin Brothers

6 http://www.wsj.com/articles/the-hottest-metric-in-finance-roic-1462267809